UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Berkshire Grey, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

084656107
(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan 011-81-3-3214-6522	Scott Lesmes, Esq. David P. Slotkin, Esq. Morrison & Foerster LLP 2100 L Street, NW, Suite 900 Washington, DC 20037 (202) 887-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084656107	13D	Page 2 of 13 pages

1	NAMES OF REPORTING PERSONS
SVF II BG (DE) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
65,567,317

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,567,317

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,567,317

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No. 084656107	13D	Page 3 of 13 pages

1	NAMES OF REPORTING PERSONS
SVF II Holdings (DE) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
65,567,317

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,567,317

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,567,317

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No. 084656107	13D	Page 4 of 13 pages

1	NAMES OF REPORTING PERSONS
SVF II Aggregator (Jersey) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
65,567,317

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,567,317

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,567,317

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 084656107	13D	Page 5 of 13 pages

1	NAMES OF REPORTING PERSONS
SoftBank Vision Fund II-2 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
65,567,317

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,567,317

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,567,317

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 084656107	13D	Page 6 of 13 pages

1	NAMES OF REPORTING PERSONS
SB Global Advisers Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
65,567,317

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,567,317

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,567,317

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 084656107	13D	Page 7 of 13 pages

1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 084656107	13D	Page 8 of 13 pages

EXPLANATORY NOTE

This Amendment No. 2 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 23, 2021, as amended by Amendment No. 1 filed with the SEC on February 9, 2023 (as amended by this Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of SVF II BG (DE) LLC, a Delaware limited liability company, SVF II Holdings (DE) LLC, a Delaware limited liability company, SVF II Aggregator (Jersey) L.P., a Jersey limited partnership, SoftBank Vision Fund II-2 L.P., a Jersey limited partnership, SB Global Advisers Limited, a limited company organized under the laws of England and Wales and SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank” and together with SVF II BG (DE) LLC, SVF II Holdings (DE) LLC, SVF II Aggregator (Jersey) L.P., SoftBank Vision Fund II-2 L.P. and SB Global Advisers Limited, the “Reporting Persons”), with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Berkshire Grey, Inc., a Delaware corporation (the “Issuer”).

The Reporting Persons are filing this Amendment No. 2 in connection with the execution of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 24, 2023, by and among the Issuer, SoftBank and Backgammon Acquisition Corp., a Delaware corporation and wholly owned subsidiary of SoftBank (the “Merger Sub”) and the related transactions described in Item 4 below.

Other than as set forth below, all Items in the Schedule 13D are materially unchanged.  Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended such that all references to Appendix A contained within the Schedule 13D shall refer to Appendix A included with this Schedule 13D Amendment.

Item 2 of the Schedule 13D is supplemented as follows:

(a)-(f) Merger Sub and Backgammon Investment Corp. (“BIC”) are Delaware corporations and wholly owned subsidiaries of SoftBank (together, the “SoftBank Subs”). The address of the SoftBank Subs’ principal office is 1 Circle Star Way, San Carlos, CA 94070. Alex Clavel is the Chief Executive Officer, Chief Financial Officer and a director of the SoftBank Subs. Stephen Lam is the President, Secretary and a director of the SoftBank Subs. Mr. Clavel and Mr. Lam are each a citizen of the United States. During the five years prior to the date of this Schedule 13D Amendment, neither of the SoftBank Subs (nor to the knowledge of the SoftBank Subs, Mr. Clavel or Mr. Lam) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

The description of the Merger Agreement set forth in Item 4 of this Schedule 13D Amendment is incorporated herein by reference. It is anticipated that funding for the cash consideration payable pursuant to the Merger Agreement will be obtained through the Reporting Persons’ existing resources, including cash on hand.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

CUSIP No. 084656107	13D	Page 9 of 13 pages

Agreement and Plan of Merger

On March 24, 2023, Issuer, SoftBank and Merger Sub entered into the Merger Agreement pursuant to which, among other things, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of SoftBank. On the terms and subject to the conditions set forth in the Merger Agreement, on the date and at the time at which the Merger becomes effective (the “Effective Time”), all shares of Class A Common Stock and Class C Common Stock, par value $0.0001, of the Issuer, which shall, at the Effective Time, convert automatically into Class A Common Stock (the “Class C Common Stock,” and collectively with the Class A Common Stock, the “Issuer Common Stock”) that are issued and outstanding immediately prior to the Effective Time (other than (i) shares held by the Issuer as treasury stock or owned by Merger Sub, (ii) shares held by stockholders who have neither voted in favor of the adoption of the Merger Agreement nor consented thereto in writing and who properly exercised their statutory rights of appraisal under Section 262 of the Delaware General Corporation Law, (iii) restricted shares that have not vested as of the Effective Time) will be converted into the right to receive an amount in cash equal to $1.40 (the “Merger Consideration”), without interest and subject to applicable withholding taxes. The Merger Agreement was approved unanimously by the board of directors of the Issuer (the “Board”), and the Board resolved to recommend approval and the Merger Agreement to the Issuer’s stockholders (the “Issuer Recommendation”).

The Merger Agreement contains customary representations, warranties and covenants of the Issuer, SoftBank and Merger Sub, including, among others, covenants by the Issuer to conduct its business in the ordinary course of business during the period between execution of the Merger Agreement and consummation of the Merger (the “Closing”) and prohibiting the Issuer from engaging in certain kinds of activities during such period without the consent of SoftBank. The Closing is subject to the satisfaction or waiver of customary closing conditions, including: (i) the approval of the Merger Agreement by the affirmative vote of holders of at least a majority of all outstanding shares of Issuer Common Stock, voting together as a single class (the “Stockholder Approval”); (ii) the expiration or termination of the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) certain other approvals, clearances or expirations of waiting periods under other antitrust laws and foreign investment screening laws and (iv) the absence of any law or order by a governmental authority prohibiting consummation of the Merger. The Closing is not subject to a financing condition. The Merger Agreement also contains customary termination provisions for both the Issuer and SoftBank.

The Issuer is subject to a customary “no-shop” provision whereby, subject to certain exceptions, it is prohibited from (i) entering into discussions concerning, or providing confidential information in connection with, any alternative transaction and (ii) withholding, withdrawing, amending or modifying the Issuer Recommendation in a manner adverse to SoftBank. The “no shop” provision allows the Issuer, under certain circumstances and in compliance with certain obligations set forth in the Merger Agreement, to provide non-public information and engage in discussions and negotiations with respect to an unsolicited acquisition proposal that constitutes or is reasonably expected to lead to an alternative transaction that the Board determines would be more favorable, from a financial point of view, to the Issuer’s stockholders than the Merger (a “Superior Proposal”). Under certain circumstances and in compliance with certain obligations set forth in the Merger Agreement, the Issuer is permitted to terminate the Merger Agreement prior to receipt of the Stockholder Approval to accept a Superior Proposal, subject to the payment of a termination fee of $13,658,000 (the “Issuer Termination Fee”).

The Issuer is also required to pay the Issuer Termination Fee (A) if SoftBank terminates (i) because the Board withdraws or otherwise acts in a manner adverse to the Issuer Recommendation (an “Adverse Recommendation Change”) or (ii) because the Effective Time has not occurred by December 24, 2023 (or as extended in accordance with the Merger Agreement, the “Outside Date”), or because the Stockholder Approval is not obtained, in either case, at a time when the Board has made an Adverse Recommendation Change, or (B) if either party terminates because an acquisition proposal is made or announced after the date of the Merger Agreement and before such termination, the Issuer does not obtain the Stockholder Approval or the Merger has not occurred by the Outside Date, and within 12 months of the date of such termination, the Issuer enters into a definitive agreement in respect of such acquisition proposal. In no event would the Issuer be required to pay a termination fee on more than one occasion.

CUSIP No. 084656107	13D	Page 10 of 13 pages

Immediately prior to the Effective Time, the Issuer’s equity awards will be treated in the following manner:

•
Each vested option to purchase shares of Issuer Common Stock shall be automatically cancelled and converted into the right to receive an amount of cash equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration over the per share exercise price of such option, by (ii) the aggregate number of shares of Issuer Common Stock that would have been issuable upon exercise of such option immediately prior to the Effective Time.

•
Each unvested option to purchase shares of Issuer Common Stock shall be automatically cancelled and converted into the contingent right to receive an aggregate amount in cash (each, a “Converted Cash Award”) equal to the product obtained by multiplying (i) the number of shares of Issuer Common Stock that would have been issuable upon exercise of such option immediately prior to the Effective Time by (ii) the excess, if any, of the Merger Consideration over the per share exercise price of such option.

•	Each restricted share of Issuer Common Stock that is unvested immediately prior to the Effective Time shall be cancelled and converted into a Converted Cash Award equal to the Merger Consideration.

•
Each vested restricted stock unit award (a “Issuer RSU Award”) shall be automatically cancelled and converted into the right to receive an amount of cash equal to the Merger Consideration that would be payable in respect of the Issuer Common Stock issuable upon settlement of such Issuer RSU Award.

•
Each unvested Issuer RSU Award shall be automatically cancelled and converted into a Converted Cash Award with respect to an aggregate amount in cash equal to the product obtained by multiplying (i) the number of shares of Issuer Common Stock subject to such Issuer RSU Award by (ii) the Merger Consideration.

Each of the Converted Cash Awards assumed and converted as described above shall continue to have, and shall be subject to, the same terms and conditions (including vesting, acceleration of vesting and forfeiture) as applied to the corresponding option, restricted share of Issuer Common Stock or Issuer RSU Award, as applicable, immediately prior to the Effective Time.

At the Effective Time, each outstanding warrant to purchase shares of Issuer Common Stock pursuant to the Warrant Agreement, dated December 7, 2020, by and between Revolution Acceleration Acquisition Corp and Continental Stock Transfer & Trust Issuer (the “Warrant Agreement”) will, in accordance with its terms, automatically and without any required action on the part of the holder thereof, become a warrant exercisable for the Merger Consideration that such holder would have received if such warrant had been exercised immediately prior to the Effective Time; provided that if a holder of such warrant properly exercises such warrant within thirty (30) days following the public disclosure of the consummation of the Merger, the holder of such warrant will be entitled to the Black-Scholes Warrant Value (as defined in the Warrant Agreement) with respect to such warrant, which would have been equal to approximately $0.38 per warrant as of the close of trading on March 23, 2023.

At the Effective Time, each outstanding warrant to purchase Issuer Common Stock pursuant to the warrant, dated July 29, 2022, in favor of FCJI, Inc. (the “FedEx Warrant”) will be subject to Section 12(iii) of the FedEx Warrant, and FCJI, Inc. will have the right to exercise such warrants in exchange for the exercise price set forth in the FedEx Warrant. Upon such exercise, the holder of the FedEx Warrant will be eligible to receive cash equal to the Merger Consideration multiplied by the number of shares of Issuer Common Stock for which such FedEx Warrant was exercisable immediately prior to the Effective Time.

Convertible Note Purchase Agreement

In connection with the execution of the Merger Agreement, the Issuer and BIC entered into a Convertible Note Purchase Agreement (the “NPA”) which provides for the issuance by the Issuer and the purchase by BIC of up to $60 million of convertible senior unsecured notes (the “Notes”), prior to the Closing and subject to certain conditions. The NPA provides that the Issuer shall have the right, but not the obligation, to draw up to $12 million in any 30-day period if the Issuer’s cash balance is below $30 million. The Notes will mature on the earlier of (i) six months following the termination of the Merger Agreement and (ii) June 30, 2024, unless earlier repurchased or converted (the “Maturity Date”). The Notes may not be prepaid in whole or in part. The Notes will bear interest at a rate equal to 20.0% per annum compounded semiannually from and after the applicable Notes closing. Interest on the Notes will be due and payable semiannually in arrears. Such interest shall be paid in kind and capitalized. In the event of payment defaults on interest or principal when due, the interest rate will be increased to 25.00%.

CUSIP No. 084656107	13D	Page 11 of 13 pages

At any time after the Merger Agreement has been terminated without consummation of the Merger (the “Termination Event”), or in connection with the Closing, the holder of any Notes may convert any or all of such holder’s Notes into shares of Class A Common Stock at the Conversion Rate (as defined below); provided, that, in the event of a conversion in connection with the closing of the Merger, such conversion shall occur immediately prior to the Effective Time. The initial conversion rate for the Notes will be 714.2857 shares of Class A Common Stock for each $1,000 of principal (the “Conversion Rate”), which is equivalent to an initial conversion price of approximately $1.40 per share of Class A Common Stock, subject to adjustment as set forth in the NPA. The NPA also contains certain demand and piggyback registration rights with respect to the shares of Class A Common Stock issuable upon conversion of the Notes.

At any time following the termination of the Merger Agreement without the consummation of the Merger, the Issuer may redeem the Notes for cash, at its option, in whole, but not in part, at any time following the occurrence of a Termination Event at a redemption price equal to 100% of the principal amount of the outstanding Notes, plus all accrued but unpaid interest under such Notes up to, but excluding, the date of redemption.

The NPA includes certain covenants, including a limitation on the Issuer’s ability to incur additional secured or unsecured indebtedness, subject to certain exceptions, and a requirement to obtain approval for the Charter Amendment (defined below). In addition, the NPA includes certain customary events of default after which the Notes may be declared immediately due and payable and certain bankruptcy or insolvency events of default after which the Notes would become automatically due and payable.

The Notes may not be transferred without the prior written consent of the Issuer, provided, however, that without the prior written consent of the Issuer, BIC may (1) transfer the Notes, in whole or in part, to any of its affiliates; provided written notice thereof is promptly given to the Issuer and the transferee agrees in writing to be bound by the provisions of the NPA; and (2) to the extent an event of default under the NPA is continuing, transfer the Notes to any third party, provided that any such transfer is effected in compliance with a valid exemption under all applicable federal, state and other securities laws and written notice thereof is promptly given to the Issuer and the transferee agrees in writing to be bound by the provisions of the NPA.

Voting and Support Agreements

In connection with the execution of the Merger Agreement, the Issuer and SoftBank entered into voting and support agreements (the “Voting Agreements”) with Thomas Wagner, the Issuer’s Chief Executive Officer, and three of the Issuer’s largest stockholders (certain entities related to Vinod Khosla (Khosla Ventures Seed B LP, Khosla Ventures Seed B (CF), LP, Khosla Ventures V, LP) and New Enterprise Associates 15, L.P. (New Enterprise Associates 15, L.P. and NEA Ventures 2016, L.P.) and Canaan X, L.P.) (the “Supporting Stockholders”). Pursuant to the Voting Agreements, the Supporting Stockholders have each agreed, among other things, to vote, or cause to be voted, all of the shares of Issuer Common Stock held by each Supporting Stockholder in favor of (i) the approval of the Merger Agreement and certain other related matters and (ii) the adoption of an amendment to the certificate of incorporation of the Issuer to increase the number of authorized shares of Class A Common Stock (the “Charter Amendment”). The Voting Agreements restricts the ability of the Supporting Stockholders to (A) transfer shares of Issuer Common Stock prior to the Closing and (B) solicit, initiate, or knowingly facilitate or encourage an alternative transaction. The obligations of the Supporting Stockholders under the Voting Agreements terminate upon the earlier to occur of (x) the Effective Time and (y) to the extent the Merger Agreement is validly terminated in accordance with the terms and provisions thereof, such date and time that the Issuer’s stockholders approve the Charter Amendment.

The foregoing descriptions of the Merger Agreement, the NPA and the Voting Agreements do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement, the NPA and the form of Voting Agreement which are filed as Exhibits 5, 6 and 7, respectively, to this Schedule 13D and are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated by the following:

The information set forth in Item 6 of the Schedule 13D is hereby incorporated by reference.

CUSIP No. 084656107	13D	Page 12 of 13 pages

(a) – (b) The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D Amendment is incorporated herein by reference. The percentage ownership reflected in line 13 of the cover pages is based on 234,844,952 shares of Class A Common Stock outstanding on December 31, 2022, as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on February 13, 2023.

SoftBank expressly disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by the other Reporting Persons because it has no voting or investment control over the shares.

(c)	During the past 60 days none of the Reporting Persons nor the persons listed in Appendix A have effected any transactions in the Class A Common Stock.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by incorporating by reference the description of the Merger Agreement, the NPA, the Voting Agreements and the other matters set forth in Item 4 above.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

5
Agreement and Plan of Merger, by and between Berkshire Grey, Inc., SoftBank Group Corp. and Backgammon Acquisition Corp., dated as of March 24, 2023 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 24, 2023).

6
Note Purchase Agreement, between Berkshire Grey, Inc. and Backgammon Investment Corp., dated as of March 24, 2023 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 24, 2023).

7	Form of Voting and Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 24, 2023).

CUSIP No. 084656107	13D	Page 13 of 13 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2023

SVF II BG (DE) LLC

	By:	/s/ Jonathan Duckles
	Name:	Jonathan Duckles
	Title:	Director

SVF II Holdings (DE) LLC

	By:	/s/ Jonathan Duckles
	Name:	Jonathan Duckles
	Title:	Director

SVF II Aggregator (Jersey) L.P.

	By:	/s/ Michael Johnson
	Name:	Michael Johnson
	Title:	Director of SVF II GP (Jersey) Limited

SoftBank Vision Fund II-2 L.P.
By: SB Global Advisers Limited, its Manager

	By:	/s/ Alex Clavel
	Name:	Alex Clavel
	Title:	Director

SB Global Advisers Limited

	By:	/s/ Alex Clavel
	Name:	Alex Clavel
	Title:	Director

SoftBank Group Corp.

	By:	/s/Yuko Yamamoto
	Name:	Yuko Yamamoto
	Title:	Head of Corporate Legal Department

APPENDIX A

SOFTBANK GROUP CORP.

Set forth below is a list of each executive officer and director of SoftBank Group Corp. setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masayoshi Son*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Representative Director, Corporate Officer, Chairman & CEO of SoftBank Group Corp.
Yoshimitsu Goto*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director, Corporate Officer, Senior Vice President, CFO, CISO & CSusO of SoftBank Group Corp.
Ken Miyauchi*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director of SoftBank Group Corp.; President, Representative Director (Chairperson of the Board), A Holdings Corporation
Kentaro Kawabe*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan
Board Director of SoftBank Group Corp.; President and Representative Director, Co-CEO, Z Holdings Corporation; Executive Director, ZOZO, Inc.; Board Director, SoftBank Corp.; President and Representative Director, President Corporate Officer, CEO (Chief Executive Officer), Yahoo Japan Corporation

Keiko Erikawa*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan
External Board Director, Independent Officer of SoftBank Group Corp.; Chairman Emeritus (Director), KOEI TECMO GAMES CO., LTD; Board Director, KOEI TECMO EUROPE LIMITED; Chairman (Representative Director), KOEI TECMO HOLDINGS CO., LTD.; Director, Foundation for the Fusion Of Science and Technology

David Chao*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Co-Founder and General Partner, DCM Ventures; Board Director, SoftBank Group Corp.

Masami Iijima*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan
External Board Director, Independent Officer of SoftBank Group Corp.; Director, Ricoh Company, Ltd.; Director, Isetan Mitsukoshi Holdings Ltd.; Counsellor, Bank of Japan;  Counselor, MITSUI & CO., LTD.; Director, Takeda Pharmaceutical Company Limited
MITSUI & CO., LTD. 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631 Japan
Yutaka Matsuo*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp. and Professor, Graduate School of Engineering at the University of Tokyo
Kenneth A. Siegel*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director of SoftBank Group Corp.; Board Director, Member of Executive Committee, Morrison & Foerster LLP	Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, Japan 100-6529
Soichiro Uno**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu; Director at Dream Incubator Inc.; and Director at TERUMO CORPORATION
Yuji Nakata**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member
Maurice Atsushi Toyama**, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member of SoftBank Group Corp.
Keiichi Otsuka**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member of SoftBank Group Corp.; Director, Shizuoka Bank (Europe) S.A.; Representative of Otsuka CPA Office; Audit & Supervisory Board Member, TBK Co., Ltd.
Kazuko Kimiwada, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Senior Vice President of SoftBank Group Corp.
Timothy A. Mackey, a citizen of New Zealand SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, CLO & GCO of SoftBank Group Corp.
Seiichi Morooka, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer of SoftBank Group Corp.

*	Director
**	Corporate Auditor